Exhibit 99.1

News Release 2017-45

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Second Quarter 2017 Results

•	Second quarter revenue of $533.2 million

•	Second quarter net loss attributable to Intelsat S.A. of $23.8 million

•	Second quarter Adjusted EBITDA of $417.9 million or 78 percent of revenue

•	$8.2 billion contracted backlog

•	Intelsat reaffirms 2017 Guidance

•	Intelsat 35e began in-orbit testing on July 24, 2017; expected in-service in third quarter 2017

Luxembourg, 27 July 2017

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite communications, today announced financial results for the three months ended June 30, 2017.

Intelsat reported total revenue of $533.2 million and a net loss attributable to Intelsat S.A. of $23.8 million for the three months ended June 30, 2017.

Intelsat reported EBITDA1, or earnings before net interest, loss/(gain) on early extinguishment of debt, taxes and depreciation and amortization, of $407.3 million and Adjusted EBITDA1 of $417.9 million, or 78 percent of revenue, for the three months ended June 30, 2017.

Intelsat’s Chief Executive Officer, Stephen Spengler, said, “Our second quarter 2017 revenue of $533 million, and Adjusted EBITDA of $418 million, are in line with our June guidance update. We are making progress on sales of Intelsat EpicNG services with several new contracts on Intelsat 33e now completed, demonstrating that our new satellites are delivering superior performance for our service provider customers. The introduction of new Intelsat EpicNG enabled services, such as our operationally-efficient wireless solutions for 2G and 3G network extensions, expands our market opportunities as we continue to deploy the Intelsat EpicNG network. Progress on these optimized managed services, plus continued development of distributor relationships, support our return to growth as we complete our network deployment.”

Mr. Spengler continued, “The Intelsat 35e satellite mission is successfully progressing, with in-orbit testing now underway. The third quarter launch of Intelsat 37e, the fifth satellite in the Intelsat EpicNG fleet, is our last launch planned for 2017. By the end of this year, we expect to achieve in-orbit resilience across a substantial portion of the Intelsat EpicNG fleet, creating an infrastructure that will unlock new applications for satellite-based solutions, connecting people and devices everywhere.”

Second Quarter 2017 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network services revenue was $214.9 million (or 40 percent of Intelsat’s total revenue) for the three months ended June 30, 2017; a decrease of 6 percent compared to the three months ended June 30, 2016.

Media

Media revenue was $222.2 million (or 42 percent of Intelsat’s total revenue) for the three months ended June 30, 2017; an increase of 5 percent compared to the three months ended June 30, 2016.

Government

Government revenue was $86.0 million (or 16 percent of Intelsat’s total revenue) for the three months ended June 30, 2017; a decline of 8 percent compared to the three months ended June 30, 2016.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,100 station-kept wide-beam 36 MHz equivalent transponders was 78 percent at June 30, 2017, consistent with 78 percent as of March 31, 2017. Separately, our fleet includes approximately 675 36 MHz equivalent units of high-throughput Intelsat EpicNG capacity.

Satellite Launches

Intelsat 35e, the fourth of our Intelsat EpicNG next generation high-throughput satellites, was successfully launched on July 5, 2017. In-orbit testing has begun, and the satellite is expected to enter service at 325.5°W in the third quarter of 2017.

The Company’s last anticipated satellite launch for 2017 is Intelsat 37e. This satellite, which will replace Intelsat 901 in the Atlantic Ocean region, is planned for launch in the third quarter of 2017 on an Arianespace, Ariane 5 rocket.

Contracted Backlog

At June 30, 2017, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $8.2 billion, as compared to $8.5 billion at March 31, 2017.

Corporate Development and Capital Structure Activities

On June 1, 2017, Intelsat S.A. announced that (i) the offers to exchange certain outstanding senior unsecured notes of its indirect wholly-owned subsidiaries, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), Intelsat Connect Finance S.A., and Intelsat (Luxembourg) S.A., and (ii) solicitations of consents to amend the indentures governing such notes expired pursuant to their terms on May 31, 2017. Following the termination of the exchange offers and consent solicitations, on June 2, 2017, Intelsat received termination notices from WorldVu Satellites Limited (“OneWeb”) and SoftBank Group Corp. (“SoftBank”), terminating the Combination Agreement, dated as of February 28, 2017, between Intelsat and OneWeb, and the Share Purchase Agreement, dated as of the same date, between Intelsat and SoftBank.

Separately, on July 5, 2017, Intelsat Jackson completed an offering of $1.5 billion aggregate principal amount of 9.75% Senior Notes due 2025, and used the net proceeds from the sale of the notes, along with other available cash, to satisfy and discharge all $1.5 billion aggregate principal amount of Intelsat Jackson’s senior notes due in 2019, and to pay related fees and expenses.

Financial Results for the Three Months Ended June 30, 2017

On-Network revenues generally include revenue from any services delivered via our satellite or ground network. On-Network services also include revenues from our channel services product, which are not detailed here as they are immaterial in size and we no longer actively market these services. Off-Network and Other Revenues generally include revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenues also include revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenues reported a decline of $7.9 million to $485.9 million, as compared to the three months ended June 30, 2016:

•	Transponder services reported an aggregate increase of $1.7 million, primarily due to a $15.8 million increase in revenue from media customers, partially offset by a $15.6 million decrease in revenue from network services customers. The increase in media revenue resulted primarily from growth in direct-to-home (“DTH”) television services in Latin America and Africa, partially offset by non-renewals related to the end of life of certain satellites. The network services decline was due to non-renewals of services for point-to-point and other services in Europe, Africa, the Middle East and Latin America, some related to the challenging economic environment in Russia. The network services decline was also due to lower pricing on renewing wide-beam services for enterprise and wireless infrastructure related to activity from customers in Africa.

•	Managed services reported an aggregate decrease of $8.2 million, largely due to a net decrease of $4.3 million in revenue from managed services for government applications, primarily related to the previously announced termination of a contract; a $2.7 million decline from network services customers for point-to-point trunking applications, which are switching to fiber alternatives; and a decrease of $6.6 million from media customers for managed video solutions. The decreases were partially offset by an increase of $5.6 million in revenue from network services customers for broadband services, primarily for air and maritime mobility applications.

Total Off-Network and Other Revenues reported an aggregate decline of $0.9 million, or a decrease of 2 percent, to $47.4 million, as compared to the three months ended June 30, 2016:

•	Transponder, MSS and other Off-Network services reported an aggregate decrease of $1.8 million, primarily resulting from the previously announced termination of a government contract.

•	Satellite-related services reported a slight aggregate increase of $1.0 million, primarily due to increased revenue from support for third-party satellites.

For the three months ended June 30, 2017, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) increased by $1.0 million, or 1 percent, to $79.4 million, as compared to the three months ended June 30, 2016. This reflects an increase of $4.9 million largely due to higher direct costs associated with our satellite-related services business and costs associated with a third-party payload, and an increase of $1.9 million in expenses primarily related to ground network enhancements for our media business. These increases were partially offset by a decrease of $4.1 million related to lower third-party costs for off-network services sold by our government business and a $2.9 million decrease in staff-related expenses.

Selling, general and administrative expenses declined by $12.0 million, or 20 percent, to $47.2 million, as compared to the three months ended June 30, 2016. The decrease was primarily due to a $17.5 million improvement in bad debt expense primarily related to increased collections from a delinquent account and a $2.9 million decline in staff-related expenses. The decreases were partially offset by a $9.7 million increase in professional fees primarily due to the Company’s liability management initiatives and other costs related to the now terminated SoftBank and OneWeb transactions.

Depreciation and amortization expense increased slightly by $0.4 million, or 0.2 percent, to $177.5 million, as compared to the three months ended June 30, 2016.

Interest expense, net consists of the interest expense we incur offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net increased by $13.1 million, or 5.6 percent, to $248.1 million for the three months ended June 30, 2017, as compared to $235.0 million in the three months ended June 30, 2016. This increase was principally due to a net increase of $13.4 million from lower capitalized interest for the three months ended June 30, 2017, primarily resulting from a decreased number of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $12.1 million for the three months ended June 30, 2017, due to the amortization of deferred financing fees and the accretion and amortization of discounts and premiums.

Other income/(expense), net was $0.7 million for the three months ended June 30, 2017, as compared to other expense, net of $0.8 million for the three months ended June 30, 2016. The increase of $1.5 million was primarily due to a $1.0 million increase in income related to our business conducted in Brazilian reais.

Provision for income taxes was $4.4 million for the three months ended June 30, 2017, as compared to $5.5 million for the three months ended June 30, 2016. The decrease was principally due to lower income for the three months ended June 30, 2017. Cash paid for income taxes, net of refunds, totaled $2.5 million for the three months ended June 30, 2017, as compared to $2.5 million for the three months ended June 30, 2016.

Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $23.8 million for the three months ended June 30, 2017, compared to net income attributable to Intelsat S.A. of $116.4 million for the same period in 2016.

Net loss per diluted common share attributable to Intelsat S.A. was $0.20 for the three months ended June 30, 2017, compared to net income per diluted common share of $0.98 for the same period in 2016.

EBITDA was $407.3 million for the three months ended June 30, 2017, compared to $403.6 million for the same period in 2016.

Adjusted EBITDA increased 2 percent to $417.9 million for the three months ended June 30, 2017, or 78 percent of revenue, compared to $410.7 million, or 76 percent of revenue, for the same period in 2016.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

($ in thousands)

	Three Months Ended June 30,		Three Months Ended June 30,
	2016		2017
Network Services	$228,338	42%	$214,895	40%
Media	210,992	39%	222,161	42%
Government	93,567	17%	86,030	16%
Other	9,086	2%	10,143	2%

	$541,983	100%	$533,229	100%

By Service Type
	Three Months Ended June 30,		Three Months Ended June 30,
	2016		2017
On-Network Revenues
Transponder services	$384,438	71%	$386,170	72%
Managed services	106,821	20%	98,629	19%
Channel services	2,490	0%	1,051	0%

Total on-network revenues	493,749	91%	485,850	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	35,861	7%	34,056	6%
Satellite-related services	12,373	2%	13,323	3%

Total off-network and other revenues	48,234	9%	47,379	9%

Total	$541,983	100%	$533,229	100%

Free Cash Flow (Used in) Operations

Net cash provided by operating activities was $50.8 million for the three months ended June 30, 2017, and free cash flow (used in) operations1 was $76.0 million for the same period. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Payments for satellites and other property and equipment during the three months ended June 30, 2017 was $126.8 million.

Financial Outlook 2017

Today, Intelsat reaffirmed the 2017 revenue and Adjusted EBITDA guidance issued on June 16, 2017, in which the Company expects the following:

Revenue: Intelsat forecasts full-year 2017 revenue to be in a range of $2.150 billion to $2.180 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full-year 2017 to be in a range of $1.640 billion to $1.670 billion.

Capital Expenditures: On June 16, 2017, Intelsat issued its 2017 capital expenditure guidance ranges for the three calendar years 2017 through 2019 (the “Guidance Period”):

•	2017: $500 million to $550 million;

•	2018: $400 million to $475 million; and

•	2019: $400 million to $500 million.

Our capital expenditure guidance includes capitalized interest. The net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of 10 percent as a result of the net new capacity entering service between January 1, 2017 and December 31, 2019. This reflects the incremental capacity related to the launches of the Intelsat EpicNG high-throughput satellites, five of which are expected to enter service during the Guidance Period, net of satellites de-orbited or moved to inclined service. Capital expenditure incurrence is subject to timing of achievement of contract, satellite manufacturing, launch and other milestones.

Cash Taxes: We expect annual cash taxes to be approximately $30 million to $35 million.

[1]	In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Q2 2017 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Thursday, July 27, 2017 to discuss the Company’s second quarter financial results for the period ended June 30, 2017. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 29827054.

Participants will have access to a replay of the conference call through August 3, 2017. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 29827054.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this Earnings Release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our statements regarding certain plans, expectations, goals, projections, anticipations, estimations, predictions, intentions, outlook and beliefs about our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; potential adverse reactions or changes to business or employee relationships resulting from the announcement or termination of the now terminated combination of the businesses of Intelsat and OneWeb pursuant to a Combination Agreement (the “Merger”), and a cash investment by SoftBank pursuant to a Share Purchase Agreement (the “SoftBank Investment”); competitive responses to the now terminated Merger and SoftBank Investment; diversion of management’s attention from ongoing business operations and opportunities; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Revenue	$541,983	$533,229
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	78,414	79,431
Selling, general and administrative	59,166	47,175
Depreciation and amortization	177,079	177,510

Total operating expenses	314,659	304,116

Income from operations	227,324	229,113
Interest expense, net	234,987	248,100
Gain (loss) on early extinguishment of debt	131,402	(48)
Other income (expense), net	(829)	674

Income (loss) before income taxes	122,910	(18,361)
Provision for income taxes	5,498	4,439

Net income (loss)	117,412	(22,800)
Net income attributable to noncontrolling interest	(983)	(995)

Net income (loss) attributable to Intelsat S.A.	$116,429	$(23,795)

Net income (loss) per common share attributable to Intelsat S.A.:

Basic	$1.02	$(0.20)
Diluted	$0.98	$(0.20)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO EBITDA

($ in thousands)

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Net income (loss)	$117,412	$(22,800)
Add (Subtract):
Interest expense, net	234,987	248,100
Loss (gain) on early extinguishment of debt	(131,402)	48
Provision for income taxes	5,498	4,439
Depreciation and amortization	177,079	177,510

EBITDA	$403,574	$407,297

EBITDA Margin	74%	76%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest expense, net gain (loss) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Net income (loss)	$117,412	$(22,800)

Add (Subtract):
Interest expense, net	234,987	248,100
Loss (gain) on early extinguishment of debt	(131,402)	48
Provision for income taxes	5,498	4,439
Depreciation and amortization	177,079	177,510

EBITDA	403,574	407,297

Add:
Compensation and benefits	5,504	4,453
Non-recurring and other non-cash items	1,659	6,166

Adjusted EBITDA	$410,737	$417,916

Adjusted EBITDA Margin	76%	78%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2016	As of June 30, 2017
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$666,024	$508,843
Restricted cash	—	18,055
Receivables, net of allowance of $54,744 in 2016 and $44,731 in 2017	203,036	196,347
Prepaid expenses and other current assets	55,908	55,987

Total current assets	924,968	779,232
Satellites and other property and equipment, net	6,185,842	6,114,442
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	391,838	370,711
Other assets	365,834	403,323

Total assets	$12,942,009	$12,741,235

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$215,987	$129,848
Taxes payable	16,733	10,094
Employee related liabilities	50,178	27,086
Accrued interest payable	204,840	207,420
Current portion of long-term debt	—	96,482
Deferred satellite performance incentives	23,455	28,240
Deferred revenue	157,684	155,448
Other current liabilities	64,786	47,052

Total current liabilities	733,663	701,670
Long-term debt, net of current portion	14,198,084	14,124,687
Deferred satellite performance incentives, net of current portion	210,706	222,620
Deferred revenue, net of current portion	906,744	861,334
Deferred income taxes	168,445	174,610
Accrued retirement benefits	186,284	178,683
Other long-term liabilities	148,081	137,067

Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,180	1,190
Paid-in capital	2,156,911	2,166,397
Accumulated deficit	(5,715,931)	(5,774,296)
Accumulated other comprehensive loss	(76,305)	(74,077)

Total Intelsat S.A. shareholders’ deficit	(3,634,145)	(3,680,786)

Noncontrolling interest	24,147	21,350

Total liabilities and shareholders’ deficit	$12,942,009	$12,741,235

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Cash flows from operating activities:
Net income (loss)	$117,412	$(22,800)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	177,079	177,510
Provision for doubtful accounts	10,342	(7,133)
Foreign currency transaction (gain) loss	(1,930)	1,238
Share-based compensation	5,504	4,452
Deferred income taxes	(1,118)	(1,230)
Amortization of discount, premium, issuance costs and related costs	5,855	12,087
(Gain) loss on early extinguishment of debt	(138,238)	48
Amortization of actuarial loss and prior service credits for retirement benefits	841	822
Other non-cash items	(868)	13
Changes in operating assets and liabilities:
Receivables	(24,157)	6,950
Prepaid expenses and other assets	(18,150)	882
Accounts payable and accrued liabilities	15,843	3,671
Accrued interest payable	(125,129)	(82,498)
Deferred revenue	(30,885)	(38,154)
Accrued retirement benefits	(2,239)	(4,495)
Other long-term liabilities	(1,610)	(568)

Net cash provided by (used in) operating activities	(11,448)	50,795

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(190,458)	(126,792)
Capital contributions to unconsolidated affiliates	(331)	(13,173)
Proceeds from insurance settlements	—	1,547

Net cash used in investing activities	(190,789)	(138,418)

Cash flows from financing activities:
Repayments of long-term debt	(328,569)	—
Debt issuance costs	(5,853)	—
Dividends paid to preferred shareholders	(2,479)	—
Principal payments on deferred satellite performance incentives	(4,573)	(6,087)
Dividends paid to noncontrolling interest	(2,245)	(2,220)
Restricted cash for collateral	—	(18,055)

Net cash used in financing activities	(343,719)	(26,362)

Effect of exchange rate changes on cash and cash equivalents	198	153

Net change in cash and cash equivalents	(545,758)	(113,832)
Cash and cash equivalents, beginning of period	1,515,323	622,675

Cash and cash equivalents, end of period	$969,565	$508,843

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$354,610	$318,866
Income taxes paid, net of refunds	2,492	2,496
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$17,232	$(22,519)
Supplemental disclosure of non-cash financing activities:
Debt financing and restricted cash received	$480,200	$—
Restricted cash - letters of credit collateral	—	18,055

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended June 30,	Three Months Ended June 30,
	2016	2017
Net cash provided by (used in) operating activities	$(11,448)	$50,795
Payments for satellites and other property and equipment (including capitalized interest)	(190,458)	(126,792)

Free cash flow provided by (used in) operations	$(201,906)	$(75,997)

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.